FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: November 4, 2004	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
November 4, 2004

Orezone Adds 2,000km² to Essakan Holdings
New permit covers eastern extension of sedimentary basin

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that it has converted its prospecting licenses in Niger into a 2,000 km² exploration permit that also establishes the fiscal terms for any new mine development. The new Kossa permit covers the eastern extension of the sedimentary basin that hosts the Essakan gold deposit in Burkina Faso and is adjacent to the border of Burkina Faso and the Essakan permit.

Geophysical surveying and extensive geochemical sampling indicate that mineralized structures in the western part of the Gorouol Sedimentary Basin, which hosts the 1.9M ounce (indicated) Essakan deposit, extend eastward into Niger. In addition, extensive artisanal workings exist on both sides of the border. Samples from these artisanal sites, as well as regional soil surveys carried out by previous operators, have returned anomalous and widespread gold values.

“Orezone now controls 3,400km2 of a sedimentary basin that has the potential for other large sediment hosted gold deposits similar to Essakan” stated Jeff Ackert, Orezone’s Vice President of Exploration. “Opportunities to acquire large, highly prospective tracts of land that have only received a superficial level of exploration simply do not exist in most parts of the world today”, he added.

A US $600,000 exploration program is planned to evaluate the permit with surface geochemistry and shallow subsurface sampling, including Rotary Air Blast (RAB) drilling. The program will employ gold exploration techniques that Orezone has refined and perfected during its eight years of operation in Burkina Faso and which lead to discoveries at Bondi, Sega and on the Essakan property itself. The Kossa permit is not subject to the Essakan joint venture agreement with Gold Fields Limited.

Orezone’s financial statements, and management’s discussion and analysis, for the periods ended September 30, 2004 will be posted on SEDAR and EDGAR after the close of market on Friday, November 5.

Orezone Resources Inc. (OZN:TSX, Amex) is an emerging Canadian gold producer that has three advanced exploration projects in Burkina Faso that are moving rapidly toward the feasibility stage. All of Orezone’s projects are located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

(613) 241-3699

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.